1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2013
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 3, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the board of directors
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
30 August 2013

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. MA Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

Stock Code: 601600	Stock Name: Chalco	Announcement No.: Lin 2013-042

Aluminum Corporation of China Limited*
Announcement on Resolutions Approved at the Fourth Meeting of
the Fifth Session of the Board of Directors

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept joint responsibility for any misrepresentation or misleading statement contained in or material omission from this announcement.

The fourth meeting of the fifth session of the board of directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") was convened at the conference room of the Company's office building located at No.62 North Xizhimen Street, Haidian District, Beijing, at 10:20 a.m. on 30 August 2013 (Friday). 9 out of the 9 eligible directors attended the meeting in person, among which Mr. Wang Jun appointed Mr. Xiong Weiping to attend the meeting on his behalf and vote in accordance with his expressed intention. Certain supervisors, senior management and Secretary to the Board of the Company attended the meeting as non-voting participants. The meeting was chaired by Mr. Xiong Weiping, the Chairman of the Company, and was convened in compliance with relevant requirements of the Company Law of the People's Republic of China and the Articles of Association. At the meeting, 8 resolutions including 2013 Interim Report of the Company were considered and approved as follows:

I.	THE PROPOSAL IN RELATION TO THE COMPANY'S PROPOSED ADDITION OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATION TO 2013 INTERIM REPORT WAS CONSIDERED AND APPROVED

It was approved that the Company shall add certain presentation of accounting policies and accounting estimation for the energy segment in 2013 interim report.

Voting result: Out of the 9 ballots carrying voting rights, 9 assenting votes, 0 dissenting vote, 0 abstained vote

II.	THE PROPOSAL IN RELATION TO THE 2013 INTERIM REPORT OF THE COMPANY WAS CONSIDERED AND APPROVED

The 2013 interim report of the Company (including the financial report prepared under the International Accounting Standards and the PRC Accounting Standards) was approved.

Voting result: Out of the 9 ballots carrying voting rights, 9 assenting votes, 0 dissenting vote, 0 abstained vote

III.	THE PROPOSAL IN RELATION TO THE CHANGE OF COMPOSITION OF THE AUDIT COMMITTEE OF THE FIFTH SESSION OF THE BOARD OF THE COMPANY WAS CONSIDERED AND APPROVED

The appointment of Mr. Wu Zhenfang as the member of the audit committee of the fifth session of the Board of the Company was approved. The audit committee of the fifth session of the Board of the Company shall comprise three members, namely Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang. Mr. MA Si-hang, Frederick is the chairman of the committee.

Voting result: Out of the 9 ballots carrying voting rights, 9 assenting votes, 0 dissenting vote, 0 abstained vote

IV.	THE PROPOSAL IN RELATION TO THE CHANGE OF THE COMPOSITION OF THE NOMINATION COMMITTEE OF THE FIFTH SESSION OF THE BOARD OF THE COMPANY WAS CONSIDERED AND APPROVED

The appointments of Mr. Luo Jianchuan and Mr. Wu Zhenfang as members of the nomination committee of the fifth session of the Board of the Company were approved. The nomination committee of the fifth session of the Board of the Company shall comprise five members, namely Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang. Mr. Wu Jianchang is the chairman of the committee.

Voting result: Out of the 9 ballots carrying voting rights, 9 assenting votes, 0 dissenting vote, 0 abstained vote

V.	THE PROPOSAL IN RELATION TO THE CHANGE OF COMPOSITION OF THE REMUNERATION COMMITTEE OF THE FIFTH SESSION OF THE BOARD OF THE COMPANY WAS CONSIDERED AND APPROVED

The appointment of Mr. Wu Zhenfang as the member and chairman of the remuneration committee of the fifth session of the Board of the Company was approved. In the meantime, Mr. Wu Jianchang will no longer serve as the member and chairman of the remuneration committee of the fifth session of the Board of the Company. The remuneration committee of the fifth session of the Board of the Company shall comprise three members, namely Mr. Ma Si-hang, Frederick, Mr. Wu Zhenfang and Mr. Liu Caiming. Mr. Wu Zhenfang is the chairman of the committee.

Voting result: Out of the 9 ballots carrying voting rights, 9 assenting votes, 0 dissenting vote, 0 abstained vote

VI.	THE PROPOSAL IN RELATION TO THE PROPOSED GUARANTEE PROVIDED BY SHANXI HUASHENG ALUMINUM LIMITED COMPANY FOR ITS ASSOCIATE WAS CONSIDERED AND APPROVED

1.

It was approved that Shanxi Huasheng Aluminum Limited Company shall provide guarantee for the project loans of Huozhou Coal Group Xingshengyuan Coal Co., Ltd. , its associate, in proportion to its shareholding.

2.	All the independent directors of the Company believe that the abovementioned guarantee is in compliance with the requirements of laws, regulations and the Articles of Association.

3.	It was approved that the abovementioned guarantee shall be submitted to the general meeting for consideration and approval.

Voting result: Out of the 9 ballots carrying voting rights, 9 assenting votes, 0 dissenting vote, 0 abstained vote

VII.	THE PROPOSAL IN RELATION TO CHALCO NINGXIA ENERGY GROUP LIMITED*'S PROPOSED SUBSCRIPTION OF SHARES ISSUED THROUGH NON-PUBLIC OFFERING BY NINGXIA YINXING ENERGY CO., LTD.* WAS CONSIDERED AND APPROVED

1.

It was approved that Chalco Ningxia Energy Group Limited* (hereinafter referred to as "Chalco Ningxia Energy"), proposed to subscribe for the shares issued through non-public offering by Ningxia Yinxing Energy Co., Ltd.* (hereinafter referred to as "Yinxing Energy") for a consideration of the assets in the wind power generation business of Chalco Ningxia Energy. Chalco Ningxia Energy also proposed to subscribe for 20% of the banking facility of Yinxing Energy for ancillary facilities in cash. Upon completion of subscription, Chalco Ningxia Energy will hold 283,505,700 shares of Yinxing Energy and its shareholding will increase from 28.02% to 52.67%.

2.

The proposed non-public offering of Yinxing Energy is still subject to the approval of relevant regulatory bodies. If there is any adjustment to the proposal of offering, the Chairman of the Company shall be authorized to review and approve such adjustments.

Voting result: Out of the 9 ballots carrying voting rights, 9 assenting votes, 0 dissenting vote, 0 abstained vote

VIII.	THE PROPOSAL IN RELATION TO THE COMPANY'S PROPOSED PLEDGE OF ITS EQUITY INTERESTS IN CHALCO NINGXIA ENERGY GROUP LIMITED* TO APPLY FOR ANNEXATION LOANS WAS CONSIDERED AND APPROVED

It was approved that the Company shall pledge its equity interests in Chalco Ningxia Energy Group Limited* to apply for annexation loans.

Voting result: Out of the 9 ballots carrying voting rights, 9 assenting votes, 0 dissenting vote, 0 abstained vote

Document Available for Inspection:

1.	Resolutions Passed at the Fourth Meeting of the Fifth Session of the Board of Directors of Aluminum Corporation of China Limited*

2.	Independent Opinions of the Independent Directors of Aluminum Corporation of China Limited* on the External Guarantees

The Board of Aluminum Corporation of China Limited*
30 August 2013

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary